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Sender’s Email: jmunsell@sidley.com Sender’s Direct Tel 212-839-5609	FOUNDED 1866

November 19, 2010

VIA EDGAR

Sonia Gupta Barros (Mail Stop 3010)

Special Counsel

United States Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Comments to Post-Effective Amendment No. 4 to Form S-1 on Form S-3 Filed on November 9, 2010 for PowerShares DB G10 Currency Harvest Fund and DB G10 Currency Harvest Master Fund (SEC File Nos.: 333-132484 and 333-132484-01)

Dear Ms. Barros:

Thank you for your comment letter dated November 17, 2010 (the “Comment Letter”), addressed to Hans Ephraimson, Chief Executive Officer of DB Commodity Services LLC (the “Managing Owner”), in connection with the filing of Post-Effective Amendment No. 4 to Form S-1 on Form S-3 for PowerShares DB G10 Currency Harvest Fund (the “Fund”) and DB G10 Currency Harvest Master Fund (the “Master Fund” and collectively with the Fund, the “Funds”).

This letter responds on behalf of the Managing Owner to the questions and comments you raised. We have included all comments from the Comment Letter into our response letter and we will respond accordingly. Each of your numbered questions and comments is set forth below in italics, with our response immediately following.

1.	We note that you originally filed the above-referenced registration statements on March 16, 2006 to conduct continuous offerings under Securities Act Rule 415(a)(1)(ix), and they first became effective September 15, 2006. We also note that on November 15, 2010, you filed additional amendments to the above-referenced registration statements to deregister unsold securities. Rule 415(a)(5) provides that securities registered pursuant to Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold. Therefore, the three-year period for your continuous offerings ended on September 15, 2009. Please provide us with a legal analysis of your compliance with Section 5 of the Securities Act of 1933 for offers and sales made under the registration statements during the period after which the registration statements expired under Rule 415(a)(5). You may file new registration statements if you wish to continue the offerings.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Response:

Section 5(a). We acknowledge that the three year period provided for under Rule 415(a)(5) expired on September 15, 2009. However sales were made only after the issuance of Notices of Effectiveness (issued on September 15, 2006, May 15, 2007, May 14, 2008 and April 30, 2009, respectively). But for the issuances of these Notices of Effectiveness, no sales would have been permitted by the Managing Owner or the Fund. We acknowledge that these Notices of Effectiveness were issued before the expiration of the three-year period set forth in Rule 415(a)(5). However, this does not alter the fact that all sales complied on their face with the requirements of Section 5(a). We note that Rule 415(a)(1)(ix) merely provides a mechanism for the registration of securities for sale on a delayed or continuous basis, and does not impose any substantive requirements as to the content of the disclosure required to be delivered to an investor. Indeed, a new registration statement compliant with Section 415(a)(5) would have been substantively identical in all material respects to the one actually used. Consequently, an instance of non-compliance with Rule 415(a)(5), standing alone, should not be viewed as a violation of Section 5(a), especially when, as in this instance, there has been no prima facia non-compliance with Section 5(a).

Section 5(b). The registration statement at all times included a prospectus that complied with the requirements of Section 10 and Form S-1 or, once the Fund became eligible to use Form S-3, Form S-3. Authorized Participants at all times were on notice, in the prospectus and in their respective participant agreements with the Fund and the Managing Owner, that their activities as authorized participants may cause them to be statutory underwriters and subject them to prospectus delivery requirements. The Fund and the Managing Owner have no reason to believe that any authorized participant has failed to comply with applicable prospectus delivery requirements. Consequently, we see no possibility of a non-compliance with Section 5(b).

Section 5(c). A registration statement was on file at all times relevant to the instant question, and the registration statement was never the subject of a refusal order or stop order or any public proceeding or examination under Section 8 of the Securities Act. Consequently, the issuer was compliant with the requirements of Section 5(c) prima facia. We acknowledge that sales were made after the three-year period set forth in Rule 415(a)(5). However, this does not alter the fact that a registration statement relating to those shares was on file at all relevant times. As set forth above, Rule 415(a)(1)(ix) merely provides a mechanism for the registration of securities for sale on a delayed or continuous basis, and an offering after the period set forth in Rule 415(a)(5), standing alone, should not be viewed as a violation of Section 5(c).

Conclusion. We respectfully submit that the use of the registration statement after September 15, 2009 did not result in any non-compliance with Section 5 because (i) Notices of Effectiveness were issued with respect to the registration statement, (ii) each person who purchased securities of which the Fund was the issuer during all relevant periods received a prospectus that complied with Section 10 in accordance with Section 5(b), and (iii) a registration statement was on file at all times relevant to the instant question. We acknowledge that offers and sales were made and securities were delivered after the expiration of the three-year period set forth in Rule 415(a)(5). We further recognize that voluntary compliance and vigilance by the private bar are the first lines of defense against non-compliance with the securities laws and the rules and regulations of the Commission. In this instance, non-compliance with Rule 415(a)(5) was not the result of any lack of good faith on the part of the issuer or its sponsor or counsel; it was a simple oversight. As soon as the Staff noticed this issue last week, we began working with you in good faith to correct this oversight. We submit that no investor has been harmed by this non-compliance with Rule 415(a)(5) and none of the investor protection purposes of the Securities Act have been thwarted or even implicated. Indeed, a new registration statement compliant with Section 415(a)(5) would have been substantively identical in all material respects to the one actually used. In light of the foregoing, we respectfully submit that the instant facts do not raise any issues of compliance with Section 5.

2.	Paragraph (a) of Item 12 of Form S-3 provides that you may incorporate by reference all other reports filed pursuant to Section 13(a) or I5(d) of the Exchange Act since the end of the fiscal year covered by the annual report “by means of a statement to that effect in the prospectus listing all such documents.” You have not listed such other documents that you have incorporated by reference. If you file new registration statements, please specifically list each Form 10-Q and Form 8-K you have incorporated by reference. In addition, to the extent you wish to incorporate by reference any filings filed by you pursuant to the Exchange Act between the date of filing the amended registration statement and prior to the effectiveness of the amended registration statement, please use the language provided in our Securities Act Forms Compliance & Disclosure Interpretation Question 123.05.

Response:

A new registration statement on Form S-3 reflecting the Staff’s comment was filed on November 18, 2010.

* * * *

If you have any further questions or comments, please do not hesitate to call me at 212.839.5609.

Very truly yours,

/s/ James C. Munsell
James C. Munsell

Enclosure

cc:	Hans Ephraimson